SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2013

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Voluntary Announcement, dated May 31, 2013	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: June 3, 2013	By:	/s/ Li Yue
		Name:	Li Yue
		Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

VOLUNTARY ANNOUNCEMENT

Reference is made to the announcement of China Mobile Limited (the “Company”) dated 4 April 2013 (the “Initial Announcement”) in relation to the joint preliminary application for the Myanmar Telecommunications License by the Company and Vodafone. Unless otherwise specified, capitalized terms used in this announcement shall have the same meanings as those defined in the Initial Announcement.

The Company together with Vodafone were selected to be one of the twelve short-listed applicants to submit a final bid to the Telecommunications Operator Tender Evaluation and Selection Committee of Myanmar (the “Committee”). On 20 May 2013, the Committee published the final license conditions in respect of the Myanmar Telecommunications License (the “Revised Final License Conditions”). After considering the Revised Final License Conditions carefully, the Company and Vodafone have decided that they will not proceed with the selection process and will not submit a final bid for the Myanmar Telecommunications License as the investment opportunity does not meet their respective strict internal investment criteria.

The Company will continue to give due consideration to future opportunities that are consistent with its internal investment criteria and development strategies.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 31 May 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-1